

16014227

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40024

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Slavic Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1075 Broken Sound Parkway NW, Suite 100
(No. and Street)

Boca Raton, Florida 33487
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Diganne Celestin 561-241-9244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann, P.C.
(Name – *if individual, state last, first, middle name*)

1675 N. Military Trail, 5th Floor, Boca Raton, Florida 33486
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, John Slavic, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slavic Investment Corporation, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions



DANIELLE P. SEYMOUR
MY COMMISSION # FF 222023
EXPIRES: August 17, 2019
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Slavic Investment Corporation

FINANCIAL STATEMENTS

(with supplementary information as required by Rule 17a-5 of the Securities and Exchange Commission)

As Of And For The Year Ended December 31, 2015

TABLE OF CONTENTS



Mayer Hoffman McCann P.C.
An Independent CPA Firm
1675 N Military Trail, Fifth Floor ▫ Boca Raton, FL 33486
Ph: 561.994.5050 ▫ F: 561.240.0071 ▫ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Slavic Investment Corporation

We have audited the accompanying statement of financial condition of Slavic Investment Corporation (the "Company") as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The computation of net capital per uniform net capital rule 15c3-1 of the securities and exchange commission, statement pursuant to Rule 17a-5(d)(2) of the securities and exchange commission, statement pursuant to information relating to the possession and control requirements under Rule 15c3-3 of the securities and exchange commission, and computation for determination of reserve requirements under rule 15c3-3 of the securities and exchange (together "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 29, 2016

SLAVIC INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS

Cash	$ 349,531
Cash Reserved For The Exclusive Benefit Of Customers	80,351
Concession Receivable	11,837
Due From Affiliates	26,014
Prepaid Expenses	6,366
Security Deposit	3,000
TOTAL ASSETS	**$ 477,099**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable & Accrued Expenses	$ 300
Payable To Customers	50,029
Commission Payable	416
TOTAL LIABILITIES	**50,745**
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common Stock, $.01 par value; 300,000 shares authorized; 297,000 shares issued and outstanding	2,970
Additional Paid-in capital	259,870
Retained Earnings	163,514
TOTAL STOCKHOLDERS' EQUITY	**426,354**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 477,099**

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
STATEMENT OF INCOME

For the Year Ended December 31, 2015

REVENUES	
Commissions	$ 50,209
Service Fee Income - Related Party	84,000
Other Income	412
TOTAL REVENUES	**134,621**
EXPENSES	
Insurance	8,525
License, Taxes and Registration	22,443
Office	1,565
Office Services - Related Party	29,400
Professional Fees	10,000
Rent – Related Party	25,836
Salary and Wages	36,744
TOTAL EXPENSES	**134,513**
INCOME BEFORE TAXES	**108**
Provision for Income Taxes	16
NET INCOME	**$ 92**

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCES – December 31, 2014	$ 2,970	$ 259,870	$ 163,422	$ 426,262
Net Income	--	--	92	92
BALANCES - December 31, 2015	$ 2,970	$ 259,870	$ 163,514	$ 426,354

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITES	
Net Income	$ 92
Adjustments To Reconcile Net Income To Net Cash Used In Operating Activities:	
Concession Receivable	(11,526)
Due From Affiliates	3,805
Prepaid Expenses	(1,485)
Accounts Payable & Accrued Expenses	(1,101)
Payable To Customers	(9,965)
Commission Payable	(38)
Total Adjustments	(20,310)
NET CASH USED IN OPERATING ACTIVITES	(20,218)
CASH BEGINNING OF YEAR	450,100
CASH END OF YEAR	$ 429,882
SUMMARY OF CASH:	
Cash	$ 349,531
Cash Reserve For The Exclusive Benefit of Customers	80,351
	$ 429,882
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash Paid For Taxes	$ 2,600

See Accompanying Notes to the Financial Statements

SLAVIC INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENT

December 31, 2015

NOTE 1 - NATURE OF BUSINESS

Slavic Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Florida Corporation incorporated on July 7, 1988.

The Company's business consists primarily of executing mutual fund transactions and life insurance annuities on an application way method for retirement plans administered by a related party (Note 4). The Company acts as an agent on behalf of retirement plans and reimburses any 12b-1 fees and sub-TA fees received from the mutual fund companies back to the plan participants. The Company is also a fully disclosed introducing broker/dealer for certain customers that are not part of the retirement plan administration activities. The Company does not have referral or financial arrangements with other brokers or dealers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

REVENUE RECOGNITION AND RELATED EXPENSES

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur (mutual fund retailer and selling variable life insurance or annuity contracts). Also included in commissions are 12b-1 fees received from mutual fund companies that do not relate to retirement plan administration activities. Commission expenses associated with these arrangements are recorded in Salary and Wages as the services are provided.

Service Fee Income – Related Party is earned when the underlying services are performed (See Note 4).

The Company considers the nature of the 12b-1 and sub-TA fees received from mutual fund companies in determining whether the consideration is payment for services delivered to customers on a gross basis as principal to the transactions or is a reimbursement of fees collected on behalf of the plan participants administered by a related party on a net basis as an agent of the transaction (Note 4). If the fees collected for services delivered to the customers and the customers receive an identifiable benefit in exchange for the consideration, the consideration is characterized as commission revenue. If the 12b-1 and sub-TA fees received from the mutual fund companies represent a refund of fees passed through to the plan participants, no revenue is recorded by the Company. Total 12b-1 and sub-TA fees received and refunded by the Company to plans administered by the related party totaled approximately $550,000 during the year ended December 31, 2015.

CONCESSIONS RECEIVABLE

Concessions receivable are commissions and 12b-1 fees earned by the Company from financial institutions. No allowances for doubtful accounts are considered necessary.

SLAVIC INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENT

December 31, 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES
The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES
The Company is taxed as a C Corporation for Federal and State income taxes. The Company accounts for income taxes under the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. As of December 31, 2015, the Company did not have any significant differences between the financial statements and tax basis of assets and liabilities.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes it is no longer subject to income tax examinations by taxing authorities for years before 2012.

NOTE 3 - CASH RESERVED FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS
The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers. As of December 31, 2015, the Company had a requirement to segregate cash for the benefit of customers of $52,530. The Company had segregated cash of $80,351 for the benefit of customers, exceeding the 15c3-3 requirement.

NOTE 4 - RELATED PARTY TRANSACTIONS
The stockholders of the Company are also stockholders of Slavic Integrated Administration, Inc. ("SIA"), a retirement plan administrator. The clients of SIA utilize the services of the Company to purchase mutual funds for their participants and also utilize the investment advisor services of SMF.

The Company, through a service agreement, is compensated by SIA for the processing of 12b-1 and Sub-TA fees paid by the mutual fund companies and credited back to the plan participants. For the year ended December 31, 2015, the Company received $84,000 from SIA for these services. As of December 31, 2015, amounts due from affiliates totaled $26,014 and are non-interest bearing and due on demand.

On January 1, 2015, the Company entered into an overhead service agreement (expense sharing) based on FINRA guidelines that the Company is to make monthly payments to SIA based on certain expense allocation percentage rates and usage. Total overhead and administrative expenses incurred during 2015 were $29,400 and is included in the Statement of Income as office services – related party.

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company also leases office space from 1075 NW Broken Sound Parkway, LLC, a Florida Limited Liability Company, which is owned by certain stockholders of the Company. The lease began on June 1, 2015, and will expire on May 30, 2020, with two 5-year renewal option which the Company intends on exercising.

Total rent paid for the year ended December 31, 2015 amounted to $25,836. Future minimum rental payments under the terms of the lease as of December 31, 2015 are as follows:

2016	$ 24,025		2017	$ 24,800
2018	$ 25,575		2019	$ 26,350
January–May 2020	$ 11,302			

NOTE 5 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined in such Rule. At December 31, 2015, the Company's net capital was $390,974, compared with the greater of required minimum net capital of $250,000 or 6-2/3% of total aggregate indebtedness as defined. Under the Rule, the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

NOTE 6 - CLEARING ARRANGEMENTS

The Company acts as a broker of record for receipt and reimbursement of 12b-1 fees to the SIA 401(k) Plan platform and, therefore, no clearing agreement or clearing deposit is required.

The Company maintains accounts with its clearing brokers, which have a total cash balance of $42,091. The amount is insured by the Securities Investor Protection Corporation (SIPC).

NOTE 7 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at several financial institutions in Florida. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000 in each institution. At December 31, 2015, the Company had no uninsured cash balances.

NOTE 8 - RETIREMENT PLAN

In accordance with Section 414 of the Internal Revenue Code, the Company is considered part of a controlled group for 401(k) Plan purposes. Therefore, the Company adopted the Slavic Mutual Funds Management Corporation 401(k) Savings Plan (the "Plan"). Participants may contribute 1% to 98% of their compensation subject to limitations. The Company, at its discretion, may make contributions to the plan based on a percentage of the employee's salary contribution. The Company, as part of the controlled group matches 50% of the elected employee deferrals up to 6% of compensation. For the year ended December 31, 2015, the Company contributed $141 to the Plan.

NOTE 9 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2015 consists of federal income taxes at an effective tax rate of 15%.

SLAVIC INVESTMENT CORPORATION

NOTES TO FINANCIAL STATEMENT

December 31, 2015

NOTE 9 - INCOME TAXES (CONTINUED)

In accordance with FASB ASC 740, management has evaluated uncertain tax positions taken or expected to be taken in the Company's tax returns. In order for a benefit to be recognized, a tax position must be more-likely-than-not to be sustained when challenged or examined by the applicable taxing authority. For the year ended December 31, 2015, the Company believes it has no material uncertain tax positions to be accounted for in the financial statements.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. These matters could result in censures, fines or other sanctions. The Company believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

See Note 4 regarding lease commitments.

NOTE 11 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, Subsequent Events, the Company has evaluated subsequent events through the date of the financial statements were issued, and had determined that there are no material events that would require adjustment to or additional disclosure herein.

SUPPLEMENTARY INFORMATION

SLAVIC INVESTMENT CORPORATION

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

TOTAL ASSETS	$ 477,099
TOTAL LIABILITIES	50,745
STOCKHOLDER'S EQUITY	426,354
DEDUCTIONS AND/OR CHARGES	
Non-allowable asset	
Security deposit	3,000
Prepaid expenses	6,366
Due from affiliate	26,014
Total Non-Allowable Assets	35,380
NET CAPITAL	390,974
LESS HAIRCUTS	0
EXCESS FIDELITY BOND DEDUCTIBLE	0
NET CAPITAL	390,974
MINIMUM REQUIRED NET CAPITAL	
Minimum dollar net capital requirement of reporting broker or dealer	250,000
EXCESS NET CAPITAL	$ 140,974
AGGREGATE INDEBTEDNESS	
Liabilities from statement of financial condition	$50,745
Deduct adjustments on deposits in special reserve bank accounts(15c3-1(c)(1)(vii))	(50,029)
Total Aggregate Indebtedness	$ 716
AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%

There are no material differences between the Company's Net Capital per above and amended Net Capital as reported in the Company's Amended Part II of Form X-17A-5 as of December 31, 2015.

See Report of Independent Registered Public Accounting Firm

SLAVIC INVESTMENT CORPORATION

SCHEDULE II - STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company had no liability subordinated to claims of general creditors as of January 1, 2015. In addition, there were none in existence during the year ended December 31, 2015 and, accordingly, there are no changes to report.

See Report of Independent Registered Public Accounting Firm

SLAVIC INVESTMENT CORPORATION

SCHEDULE III - STATEMENT PURSUANT TO INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company reimburses 12b-1 fees to certain customers. The 12b-1 fees collected are collateralized by a reserve bank account for the exclusive benefit of these customers. During the year ended December 31, 2015, the Company did not hold any customer securities.

See Report of Independent Registered Public Accounting Firm

SLAVIC INVESTMENT CORPORATION

SCHEDULE IV - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

CREDIT BALANCES	
Payable to customers - 12b-1 fee reimbursements	$ 50,029
DEBIT BALANCES	0
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 50,029
Computation permitted on a monthly basis, 105% of excess of total credits over total debits	$ 52,530
Amount held on deposit in reserve bank account for the exclusive benefit of customers	$ 80,351

See Report of Independent Registered Public Accounting Firm



Mayer Hoffman McCann P.C.
An Independent CPA Firm
1675 N Military Trail, Fifth Floor ■ Boca Raton, FL 33486
Ph: 561.994.5050 ■ F: 561.240.0071 ■ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Slavic Investment Corporation

We have examined Slavic Investment Corporation's statements, included in the accompanying compliance report, that (1) Slavic Investment Corporation's internal control over compliance was effective during the most recent fiscal year ended December 31, 2015; (2) Slavic Investment Corporation's internal control over compliance was effective as of December 31, 2015; (3) Slavic Investment Corporation was in compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and (4) the information used to state that Slavic Investment Corporation was in compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) was derived from Slavic Investment Corporation's books and records. Slavic Investment Corporation's management is responsible for establishing and maintaining a system of intemal control over compliance that has the objective of providing Slavic Investment Corporation with reasonable assurance that non-compliance with 17 C.F.R. Section 240.15c3-1, 17 C.F.R. Section 240.15c3-3, 17 C.F.R. Section 240.17a-13, or any other rule that requires account statements to be sent to the customers of Slavic Investment Corporation will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Slavic Investment Corporation's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Slavic Investment Corporation's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2015; Slavic Investment Corporation complied with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015; and the information used to assert compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e) as of December 31, 2015 was derived from Slavic Investment Corporation's books and records. Our examination includes testing and evaluating the design of operating effectiveness of internal control over compliance, testing and evaluating Slavic Investment Corporation's compliance with 17 C.F.R. Sections 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Slavic Investment Corporation's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe our examination provides a reasonable basis for our opinion.

In our opinion, Slavic Investment Corporation's statements referred to above are fairly stated, in all material respects.

Mayer Hoffman McCann P.C.

February 29, 2016
Boca Raton, Florida

SLAVIC INVESTMENT CORPORATION'S COMPLIANCE
REPORT IN ACCORDANCE WITH SEC RULE 17a-5

Slavic Investment Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. §240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) or Rule 17a-5.
(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2015.
(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2015.
(4) The Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2015; and
(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

SLAVIC INVESTMENT CORPORATION

I, John Slavic, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: 

Title: President

February 29, 2016